AR/S

03019950

P.E.
12/31/02

FLORIDA SAVINGS BANCORP INC

Annual Report
December 31, 2002

FLORIDA SAVINGS BANK

the difference is our service


FLORIDA

MAIN OFFICE

8181 Southwest 117 Street

Pinecrest, Florida 33156

305.235.1750 / Fax: 305.235.3424

www.floridasavingsbank.com

CORAL WAY

7171 Coral Way, Suite 101

Miami, Florida 33165

305.357.1625 / Fax: 305.357.1626

SUNNY ISLES BEACH

17395 North Bay Road, Suite 103

Sunny Isles Beach, Florida 33160

305.937.2929 / Fax: 305.937.6219

FLORIDA SAVINGS BANCORP

TO OUR SHAREHOLDERS:

We are pleased to present you with our *2002 Annual Report*......another challenging year where Florida Savings Bancorp showed positive and profitable growth. Recognizing the uncertain economic conditions and the vastly changing banking environment, we are still working hard to establish an ongoing diversified financial services company based upon a strong service oriented culture. We continue to focus on our future growth, our business plan, philosophy and objectives.

While the economy and our country face turbulent times ahead, which may have an impact on the Bancorp and its subsidiaries in the coming months, there was significant progress during the Year 2002 which we are proud to review at this time.

Accomplishments

Florida Savings Bancorp successfully brought to market a convertible debenture offering raising slightly over $3.1 million.

Florida Savings Bank showed the following significant areas of progress:

- The Bank opened its first branch location, the Coral Way Branch, in the second quarter of 2002 and, as of year-end, the level of new deposits exceeded $7.7 million
- Total Assets grew to $ 81.1 million at year-end, an increase of 32% over the prior year.
- Total Deposits grew to $ 70.2 million at year-end, an increase of 32% over the prior year.
- Core Deposits grew to $7.1 million at year-end, an in increase of 149% over the prior year.
- Total Loan Production and Closings of the Bank was $39.4 million at year-end, up 10% from 2001 year-end.
- Total Net Loans grew to $ 51.8 million at year-end, an increase of 1% over the prior year.
- Net Interest Margin grew to $ 2.1 million compared to $ 1.6 million prior year-end, an increase of nearly 35%.
- Non-Interest Income grew by more than 79% compared to the prior year-end, reaching $814,000.
- Secured regulatory approval for a third branch location in the City of Sunny Isles Beach.

FSB Insurance Agency, a wholly-owned subsidiary of Florida Savings Bancorp, licensed and engaged two employees for the sale of insurance products to our customers and the communities we serve.

FSB Development Corp, a wholly-owned subsidiary of Florida Savings Bancorp, successfully completed the construction of two luxury single-family custom homes and is currently actively marketing them for sale.

Financial Overview

Florida Savings Bancorp earned, on a consolidated basis, a first-time profit for the year of $50,000 or $0.07 per share. The Bank contributed slightly less than $ 235,000 in net-after-tax profits to the consolidated income statement of the Bancorp and has been operationally profitable every month since 2001. As mentioned in the accomplishments above, the effects of the cost of the convertible debenture offering can clearly be seen. The use of the net proceeds was primarily used as working capital advances for FSB Development Corp. in the completion of its two home projects, and to increase the capital investment in Florida Savings Bank. The results of the $ 1.5 million down-streamed to the Bank is beneficial in both the overall growth of the Bank, which is closely governed by regulatory authorities who monitor the Bank's Capital to Assets ratio, as well as the Bank's lending limit to a single borrower. The provision for loan loss continues to grow in relationship to new loan demand and management continues to monitor the adequacy of the reserve. The Bank's capital position remains strong and is classified as "Well Capitalized", the highest classification assigned by the Office of Thrift Supervision, with our Tier 1 ("Core Capital"), Tier 1 Risk-Based and Total Risk-Based Capital ratios of 8.97%, 13.80% and 14.77%, respectively.

The Bank celebrated its three year anniversary in April of 2002, signifying that the overall operation of the institution is now becoming "seasoned". As a subsequent event to the year-end 2002, the Bank successfully foreclosed on two loans in January 2003 and management expects to recover not only its principal investment but recover a significant portion of its unearned interest and legal costs.

Focus on Growth

It is anticipated that the Bank will open its third branch location in Sunny Isles Beach during the first quarter of 2003. Along with the successful opening of the Coral Way Branch in late May 2002, Florida Savings Bank will have three locations operating in Miami-Dade County. Management, while it continues to monitor opportunities for new, quick entry-low cost branch locations resulting from bank consolidation and divestitures, has become more conservative in its efforts when reviewing branch sites based on the current economy. With the current economic conditions as they are and interest rates at their lowest levels in years, the Bank has a significant challenge ahead. This challenge is to develop loan growth without extending into long term fixed rate loans. Management continues to be ever vigilant and wants not to repeat what the Savings and Loan Industry experienced in years past. The South Florida market continues to afford us ample opportunity for future growth.

We will continue to steadily develop and build upon a dedicated bank staff, firmly committed to providing the ultimate level in customer service. Additionally, we will strive to add to our full menu of bank products and services to build and maintain strong overall customer relationships. The year 2003 will be a year where the growth of the bank along with the growth of additional related financial service companies at the holding company level will be our focus.

Future Outlook

As we approach our Four-Year Anniversary in April 2003, our future performance and success is looked upon with cautious optimism and enthusiasm. The foundation for our future success is tied to our focus on our strategic plan, a disciplined commitment to implementation and maintaining outstanding customer services and experiences, in an effort to weather uncertainties that may develop in the near future. The Board of Directors, management and employees thank you for your investment and continued support.

Very Truly Yours,

Bernard Janis
Chairman of the Board
Chief Executive Officer

Robert L. Bonnet
President


Florida Savings Bank
Annual Profits
$300
$200
$100
$0
-$100
-$200
-$300
-$400
-$500
-$600
(000) omitted
1999
2000
2001
2002


Florida Savings Bank
Growth History
$90,000
$80,000
$70,000
$60,000
$50,000
$40,000
$30,000
$20,000
$10,000
$0
(000) omitted
Mar-00
Mar-01
Mar-02
Gross Loans
Total Deposits
Total Assets

FLORIDA SAVINGS BANCORP AND SUBSIDIARIES

Pinecrest, Florida

Audited Consolidated Financial Statements

At December 31, 2002 and 2001 and for the Years Then Ended

(Together with Independent Auditors' Report)

Independent Auditors' Report

Board of Directors
Florida Savings Bancorp
Pinecrest, Florida:

We have audited the accompanying consolidated balance sheets of Florida Savings Bancorp and Subsidiaries (the "Company") at December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

HACKER, JOHNSON & SMITH PA
Fort Lauderdale, Florida
January 14, 2003

FLORIDA SAVINGS BANCORP AND SUBSIDIARIES

Consolidated Balance Sheets
($ in thousands, except share amounts)

	At December 31, 2002	2001
Assets		
Cash and due from banks	$ 3,626	1,381
Interest-bearing deposits with banks	1,821	1,872
Total cash and cash equivalents	5,447	3,253
Time deposits	1,153	1,182
Securities available for sale	19,971	3,767
Loans, net of allowance for loan losses of $510 and $599	51,019	51,202
Loans held for sale	1,126	-
Real estate under development	2,638	1,579
Premises and equipment, net	1,401	808
Federal Home Loan Bank stock, at cost	375	295
Accrued interest receivable	453	341
Deferred tax asset	567	700
Other assets	431	220
Total assets	$ 84,581	63,347
Liabilities and Stockholders' Equity		
Liabilities:		
Noninterest-bearing demand deposits	7,095	2,853
Savings and NOW deposits	21,651	15,244
Money-market deposits	3,008	3,447
Time deposits	37,686	31,319
Total deposits	69,440	52,863
Federal Home Loan Bank advances	2,900	2,000
Convertible debentures	3,167	-
Other borrowings	1,459	1,292
Advance payments by borrowers for taxes and insurance	107	146
Official checks	679	472
Other liabilities	199	133
Total liabilities	77,951	56,906
Commitments and contingencies (Notes 5, 11 and 14)		
Stockholders' equity:		
Preferred stock, $.01 par value, 1,500,000 shares authorized, none outstanding	-	-
Common stock, $.01 par value 3,500,000 shares authorized, 757,000 shares issued and outstanding	8	8
Additional paid-in capital	7,567	7,567
Accumulated deficit	(1,083)	(1,133)
Accumulated other comprehensive income (loss)	138	(1)
Total stockholders' equity	6,630	6,441
Total liabilities and stockholders' equity	$ 84,581	63,347

See Accompanying Notes to Consolidated Financial Statements.

FLORIDA SAVINGS BANCORP AND SUBSIDIARIES

Consolidated Statements of Operations
($ in thousands, except share amounts)

	Year Ended December 31, 2002	2001
Interest income:		
Loans	$ 3,361	3,661
Securities available for sale	494	342
Other interest-earning assets	111	242
Total interest income	3,966	4,245
Interest expense:		
Deposits	1,722	2,526
Federal Home Loan Bank advances	120	132
Other	67	-
Total interest expense	1,909	2,658
Net interest income	2,057	1,587
Provision for loan losses	110	318
Net interest income after provision for loan losses	1,947	1,269
Noninterest income:		
Service charges and fees on deposit accounts	255	149
Gains on sale of loans	69	-
Gain on sale of securities available for sale	-	16
Prepayment fees	113	69
Other	69	78
Total noninterest income	506	312
Noninterest expense:		
Salaries and employee benefits	924	828
Occupancy and equipment expense	544	379
Advertising	92	61
Data processing	175	135
Other	618	430
Total noninterest expense	2,353	1,833
Earnings (loss) before income taxes (benefit)	100	(252)
Income taxes (benefit)	50	(98)
Net earnings (loss)	$ 50	(154)
Earnings (loss) per share, basic	$ .07	(.20)
Earnings (loss) per share, diluted	$ .12	(.20)
Weighted-average number of shares outstanding for basic	757,000	751,500
Weighted-average number of shares outstanding for diluted	828,978	751,500

See Accompanying Notes to Consolidated Financial Statements.

FLORIDA SAVINGS BANCORP AND SUBSIDIARIES

Consolidated Statements of Stockholders' Equity

Years Ended December 31, 2002 and 2001

($ in thousands, except share amounts)

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
Balance at December 31, 2000	735,000	$ 8	7,332	(979)	(3)	6,358
Comprehensive income (loss):						
Net loss	-	-	-	(154)	-	(154)
Net change in unrealized loss on securities available for sale, net of tax of $1	-	-	-	-	2	2
Comprehensive income (loss)						(152)
Issuance of common stock	22,000	-	235	-	-	235
Balance at December 31, 2001	757,000	8	7,567	(1,133)	(1)	6,441
Comprehensive income:						
Net earnings	-	-	-	50	-	50
Net change in unrealized loss on securities available for sale, net of tax of $83	-	-	-	-	139	139
Comprehensive income						189
Balance at December 31, 2002	757,000	$ 8	7,567	(1,083)	138	6,630

See Accompanying Notes to Consolidated Financial Statements.

FLORIDA SAVINGS BANCORP AND SUBSIDIARIES

Consolidated Statements of Cash Flows
(In thousands)

	Year Ended December 31, 2002	2001
Cash flows from operating activities:		
Net earnings (loss)	$ 50	(154)
Adjustments to reconcile net earnings (loss) to net cash (used in) provided by operating activities:		
Depreciation and amortization	149	104
Provision for loan losses	110	318
Deferred income taxes (benefit)	50	(98)
Net amortization of fees, premiums and discounts	70	138
Gain on sale of securities available for sale	-	(16)
Gain on sale of loans	(69)	-
Proceeds from the sale of loans held for sale	5,693	-
Originations of loans held for sale	(6,750)	-
Increase in accrued interest receivable and other assets	(323)	(95)
Increase (decrease) in official checks and other liabilities	273	(88)
Net cash (used in) provided by operating activities	(747)	109
Cash flows from investing activities:		
Purchases of securities available for sale	(19,306)	(3,502)
Proceeds from the calls and maturities of securities available for sale	1,445	-
Proceeds from the sale of securities available for sale	125	5,648
Proceeds from repayments of securities available for sale	1,714	542
Purchase of Federal Home Loan Bank stock	(80)	(20)
Net decrease (increase) in loans	43	(9,676)
Net decrease (increase) in time deposits	29	(1,082)
Net increase in real estate under development	(1,059)	(987)
Purchase of premises and equipment	(742)	(57)
Net cash used in investing activities	(17,831)	(9,134)
Cash flows from financing activities:		
Net increase in deposits	16,577	8,151
Proceeds from the sale of subordinated debentures	3,167	-
Federal Home Loan Bank advances	900	-
Net increase in other borrowings	167	1,292
Proceeds from issuance of common stock	-	235
Net decrease in advance payments by borrowers for taxes and insurance	(39)	(16)
Net cash provided by financing activities	20,772	9,662
Net increase in cash and cash equivalents	2,194	637
Cash and cash equivalents at beginning of year	3,253	2,616
Cash and cash equivalents at end of year	$ 5,447	3,253
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest, net of amounts capitalized of $95 and $104, respectively	$ 1,858	2,762
Income taxes	$ -	-
Noncash transaction -		
Accumulated other comprehensive income, net change in unrealized gain on securities available for sale, net of tax	$ 139	2

See Accompanying Notes to Consolidated Financial Statements.

(1) Summary of Significant Accounting Policies

Organization. Florida Savings Bancorp (the "Holding Company") owns 100% of the outstanding common stock of Florida Savings Bank (the "Bank"). The Bank is a federally-chartered savings bank and its deposits are insured by the Federal Deposit Insurance Corporation. The Bank provides a variety community banking services to businesses and individuals in Miami-Dade County, Florida. The Company has three additional subsidiaries, FSB Development Corp., FSB Insurance Agency, Inc. and FSB Properties, Inc. FSB Development Corp.'s primary business is the acquisition, construction, and sale of residential real estate. FSB Insurance Agency, Inc. was inactive at December 31, 2002 and 2001. FSB Properties, Inc. was incorporated in June 2001 and is currently inactive.

Basis of Presentation. The accompanying consolidated financial statements include the accounts of the Holding Company and its subsidiaries (collectively the "Company"). All significant intercompany accounts and transactions have been eliminated in consolidation. The accounting and reporting practices of the Company conform to accounting principles generally accepted in the United States of America and to general practices within the banking industry.

Use of Estimates. In preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and deferred tax assets.

Cash and Cash Equivalents. For purposes of the consolidated statements of cash flows, cash and cash equivalents include cash and balances due from banks and interest-bearing deposits with banks, all of which mature within ninety days.

The Bank is required by law or regulation to maintain cash reserves with the Federal Reserve Bank. The reserve balances at December 31, 2002 and 2001 were approximately $51,000 and $23,000, respectively.

Securities. Securities may be classified as trading, held to maturity or available for sale. Trading securities are held principally for resale and recorded at their fair values. Unrealized gains and losses on trading securities are included immediately in operations. The Bank does not maintain any securities in a trading portfolio. Held-to-maturity securities are those which the Bank has the positive intent and ability to hold to maturity and are reported at amortized cost. Available-for-sale securities consist of securities not classified as trading securities nor as held-to-maturity securities. Unrealized holding gains and losses, net of tax, on available-for-sale securities are excluded from earnings and reported in other comprehensive income (loss). Gains and losses on the sale of available-for-sale securities are determined using the specific-identification method. Premiums and discounts on securities available for sale and held to maturity are recognized in interest income using the interest method over the period to maturity.

(continued)

(1) Summary of Significant Accounting Policies, Continued

Loans. Loans management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans.

Loan origination fees are deferred and certain direct origination costs are capitalized. Both are recognized as an adjustment of the yield of the related loan.

The accrual of interest on loans is discontinued at the time the loan is ninety days delinquent unless the loan is well collateralized and in process of collection. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on nonaccrual or charged-off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses. The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to operations. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and commercial real estate loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures.

(continued)

(1) Summary of Significant Accounting Policies, Continued

Transfer of Financial Assets. Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Income Taxes. Deferred income tax assets and liabilities are recorded to reflect the tax consequences on future years of temporary differences between revenues and expenses reported for financial statement and those reported for income tax purposes. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled. Valuation allowances are provided against assets which are not likely to be realized.

Premises and Equipment. Leasehold improvements and furniture, fixtures and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization expense are computed on the straight-line basis over the estimated useful life of each type of asset.

Earnings (Loss) Per Share. Basic earnings (loss) per share is computed on the basis of the weighted-average number of common shares outstanding. Diluted earnings (loss) per share is computed based on the weighted-average number of shares outstanding plus the effect of outstanding convertible debentures, computed using the "if converted" method.

Off-Balance-Sheet Instruments. In the ordinary course of business the Company has entered into off-balance-sheet financial instruments consisting of commitments to extend credit, standby letters of credit and unused lines of credit. Such financial instruments are recorded in the consolidated financial statements when they are funded.

Fair Values of Financial Instruments. The following methods and assumptions were used by the Company in estimating fair values of financial instruments:

Cash and Cash Equivalents. The carrying amounts of cash and cash equivalents approximate their fair value.

Securities. Fair values for securities held to maturity and available for sale are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Loans. For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values for fixed-rate mortgage (e.g. one-to-four family residential), commercial real estate and commercial loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

Accrued Interest Receivable. Book value approximates fair value.

(continued)

(1) Summary of Significant Accounting Policies, Continued

Fair Values of Financial Instruments, Continued.

Federal Home Loan Bank Stock. Federal Home Loan Bank stock is stated at redemption value which approximates fair value.

Deposit Liabilities. The fair values disclosed for demand, NOW, money-market and savings deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Federal Home Loan Bank Advances. The fair value for the Federal Home Loan Bank advances is estimated using discounted cash flow analysis based on the Company's current incremental borrowing rates for similar types of borrowings.

Other Borrowings. The carrying amount of the line of credit approximates its fair value.

Convertible Debentures. The fair value is approximately the same as the carrying value.

Off-Balance-Sheet Instruments. Fair values for off-balance-sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing.

Stock Compensation Plans. Statement of Financial Accounting Standards (SFAS) No. 123, *Accounting for Stock-Based Compensation,* as amended by SFAS 148 *Accounting for Stock-Based Compensation Transition and Disclosure* (collectively "FASB No. 123") encourages all entities to adopt a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees,* whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock. Stock options issued under the Company's stock option plan have no intrinsic value at the grant date, and under Opinion No. 25 no compensation cost is recognized for them. The Company has elected to continue with the accounting methodology in Opinion No. 25 and, as a result, has provided proforma disclosures of net earnings (loss), and earnings (loss) per share and other disclosures, as if the fair value based method of accounting had been applied.

Comprehensive Income. Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net earnings (loss). Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the consolidated balance sheet, such items, along with net earnings (loss), are components of comprehensive income (loss).

(continued)

(1) Summary of Significant Accounting Policies, Continued

Comprehensive Income, Continued. The components of other comprehensive income and related tax effects are as follows (in thousands):

	Year Ended December 31, 2002	2001
Holding gains (losses) on available-for-sale securities	$ 222	(13)
Gains realized in operations	-	16
Net unrealized gains	222	3
Tax effect	(83)	(1)
Net-of-tax amount	$ 139	2

Reclassifications. Certain amounts in the 2001 consolidated financial statements have been reclassified to conform to the 2002 presentation.

Recent Pronouncements. In November 2002, the Financial Accounting Standards Board issued FASB Interpretation No. 45, "*Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others*" ("FIN 45"), which expands previously issued accounting guidance and disclosure requirements for certain guarantees. FIN 45 requires the Company to recognize an initial liability for the fair value of an obligation assumed by issuing a guarantee. The provision for initial recognition and measurement of the liability will be applied on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of FIN 45 is not expected to materially affect the consolidated financial statements.

(2) Securities Available for Sale

Securities have been classified according to management's intent. The carrying amount of securities and their approximate fair values are as follows (in thousands):

	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
At December 31, 2002				
Mortgage-backed securities	$ 11,628	183	(25)	11,786
U.S. Government and Agency securities	8,122	63	-	8,185
	$ 19,750	246	(25)	19,971
At December 31, 2001				
Mortgage-backed securities	3,145	21	(23)	3,143
U.S. Government and Agency securities	623	1	-	624
	$ 3,768	22	(23)	3,767

(continued)

(2) Securities Available for Sale, Continued

The scheduled maturities of securities at December 31, 2002 are as follows (in thousands):

	Amortized Cost	Fair Value
Due from one-to-five years	$ 3,248	3,256
Due from five-to-ten years	3,375	3,400
Due in over ten years	1,499	1,529
Mortgage-backed securities	11,628	11,786
	$ 19,750	19,971

For the years ended December 31, 2002 and 2001, proceeds from the sales of securities available for sale amounted to $125,000 and $2,269,000. There were no gross realized gains or losses in 2002. Gross realized gains amounted to $16,000 in 2001.

(3) Loans

The components of loans are as follows (in thousands):

	At December 31,	
	2002	2001
Residential real estate	$ 24,412	29,172
Commercial real estate	7,649	8,090
Home equity loans	10,979	6,836
Commercial	3,805	2,598
Consumer	2,431	2,899
Construction	1,974	1,897
Total loans	51,250	51,492
(Subtract) add:		
Allowance for loan losses	(510)	(599)
Net deferred loan fees and underwriting costs	279	309
Loans, net	$ 51,019	51,202

An analysis of the change in the allowance for loan losses follows (in thousands):

	2002	2001
Beginning balance	$ 599	281
Provision for loan losses	110	318
Charge-offs	(225)	-
Recoveries	26	-
Ending balance	$ 510	599

(continued)

(3) Loans, Continued

The following summarized the amount of collateral dependent impaired loans (in thousands):

	At December 31,	
	2002	2001
Loan identified as impaired:		
Gross loan with related allowance for losses recorded	$ 823	450
Less allowance on this loan	(30)	(225)
Net investment in impaired loans	$ 793	225

The average net investment in impaired loans and interest income recognized and received on this loan is as follows (in thousands):

	Year Ended December 31,	
	2002	2001
Average net investment in the impaired loan	$ 367	244
Interest income recognized on the impaired loan	$ -	4
Interest income received on the impaired loan	$ -	4

Nonaccrual and past due loans were as follows (in thousands):

	At December 31,	
	2002	2001
Nonaccrual loans	$ 1,327	620
Past due ninety days or more but still accruing	-	334
	$ 1,327	954

(4) Real Estate Under Development

FSB Development Corp. has purchased developed building lots and is constructing two single family homes on the lots. The components of real estate under development are as follows (in thousands):

	At December 31,	
	2002	2001
Developed building lots	$ 979	979
Construction in progress	1,659	600
	$ 2,638	1,579

At December 31, 2002, estimated costs to complete construction are $20,000. Aggregate estimated sales prices are approximately $3.0 million.

(continued)

(5) Premises and Equipment

A summary of premises and equipment follows (in thousands):

	At December 31, 2002	2001
Leasehold improvements	$ 850	729
Furniture, fixtures and equipment	924	306
Total, at cost	1,774	1,035
Less accumulated depreciation and amortization	(373)	(227)
Premises and equipment, net	$ 1,401	808

The Company leases its office facility under an operating lease. The lease contains an escalation clause which provides for annual adjustments for the Company's pro rata share of operating expenses as well as renewal options. Rent expense under the operating lease during the years ended December 31, 2002 and 2001 was $ 249,000 and $152,000 respectively. Future rentals over the remaining noncancellable lease terms are as follows (in thousands):

Year Ending December 31,	Amount
2003	$ 308
2004	187
2005	201
2006	206
2007	134
Thereafter	540
Total minimum lease payments	$ 1,576

(6) Deposits

The aggregate amount of time deposits with a minimum denomination of $100,000, was approximately $12.4 and $15.1 million at December 31, 2002 and 2001, respectively.

At December 31, 2002, a schedule of maturities of time deposits follows (in thousands):

Year Ending December 31,	Amount
2003	$ 30,180
2004	2,602
2005	1,608
2006	525
2007	2,771
	$ 37,686

(continued)

(7) Other Borrowings

The components of other borrowings are as follows (in thousands):

	At December 31, 2002	At December 31, 2001
Construction loans	$ 1,459	692
Line of credit	-	600
	$ 1,459	1,292

In 2001, the Company, through its subsidiary, FSB Development Corp. entered into construction loans that provide up to $2,000,000 to be used for construction of single family homes. The loans bear interest at the prime rate (4.25% at December 31, 2002) and matured January 1, 2003. In December 2002, the loans were extended to June 1, 2003. The loans are collateralized by the single family homes currently under construction. Interest is payable monthly. All unpaid principal and interest are due at maturity. At December 31, 2002 and 2001, the total amount outstanding was approximately $1.5 million and $692,000, respectively. During the year ended December 31, 2002 and 2001, interest of $95,000 and $104,307, respectively was capitalized.

In addition, the Holding Company entered into a line of credit to provide up to $1.5 million including an interest reserve of $150,000 to be used as additional capital for its subsidiaries. The line bears interest as prime minus ½% (3.75% at December 31, 2002), is payable monthly and matures in 2003. The line is collateralized by 100% of the Bank's stock. No amounts were outstanding at December 31, 2002. At December 31, 2001, $600,000 was outstanding.

(8) Federal Home Loan Bank Advances

Maturities and interest rates of advances from Federal Home Loan Bank of Atlanta ("FHLB") consisted of the following ($ in thousands):

Maturity Year Ending December 31,	Call Date	Interest Rate at December 31,	At December 31, 2002	At December 31, 2001
Current	N/A	1.0%	$ 900	-
2010	2001	5.92%	2,000	2,000
			$ 2,900	2,000

Certain of the advances are callable by the FHLB at the dates indicated and various dates thereafter. The advances are collateralized by a specific collateral lien requiring the Company to maintain qualifying first mortgage loans, all of the Bank's FHLB stock, and securities available for sale with a carrying value of $2,151,000 and $3,143,000 at December 31, 2002 and 2001, respectively. At December 31, 2002, $3.2 million in qualifying first mortgage loans were pledged as collateral. There were no loans pledged at December 31, 2001.

(continued)

(9) Convertible Debentures

On August 5, 2002 and September 24, 2002, the Company issued $3.17 million in the aggregate of convertible debentures due March 31, 2009 (principal amount of $1,000 per debenture). The debentures pay interest at 4% and are convertible at the option of the holder at any time prior to maturity beginning one year after original issuance into the Company's common stock at a conversion price of $11 per share. The convertible debentures are convertible into the Company's common stock. The convertible debentures were issued pursuant a registration statement (Registration No. 333-84082) initially filed with the Securities and Exchange Commission on March 8, 2002 and declared effective on May 2, 2002, registering 5,000 convertible debentures ($5,000,000 aggregate offering amount). Pursuant to the convertible debentures, if an event of default has occurred, a holder may elect to accelerate the principal amount of each debenture, together with accrued but unpaid interest, so that the debentures will become immediately due and payable. An event of default is generally defined to include any default on the payment of the principal of or interest on any debenture, bankruptcy, default on indebtedness of more than $1.0 million and failure to comply with a convertible debenture holder's conversion request. If an event of default has occurred or is continuing, the Company will be prohibited from declaring or paying any dividends on its common stock.

(10) Income Taxes

Income taxes (benefit) consisted of the following (in thousands):

	Years Ended December 31,	
	2002	2001
Deferred:		
Federal	$ 43	(84)
State	7	(14)
Total deferred	$ 50	(98)

(continued)

(10) Income Taxes, Continued

The reasons for the differences between the statutory Federal income tax rate and the effective tax rate are summarized as follows ($ in thousands):

	2002		2001	
	Amount	% of Pretax Earnings	Amount	% of Pretax Loss
Income taxes (benefit) at statutory rate	$ 34	34.0%	$(86)	(34.0)%
Increase resulting from:				
State taxes, net of Federal tax benefit	5	5.0	(9)	(3.8)
Other	11	11.0	(3)	(1.1)
	$ 50	50.0%	$(98)	(38.9)%

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below (in thousands).

	At December 31,	
	2002	2001
Deferred tax asset:		
Organizational and preopening costs	$ 56	93
Allowance for loan losses	29	101
Net operating loss carryforwards	730	609
Other	15	22
Deferred tax assets	830	825
Deferred tax liabilities:		
Accrual to cash adjustment	(147)	(120)
Premises and equipment	(33)	(5)
Unrealized gain on securities available for sale	(83)	-
Deferred tax liabilities	(263)	(125)
Net deferred tax asset	$ 567	700

At December 31, 2002, the Bank has the following net operating loss carryforwards available to offset future taxable income (in thousands):

Expiration	
2018	$ 4
2019	1,119
2020	491
2021	294
2022	33
	$ 1,941

(continued)

(11) Financial Instruments

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments are unused lines of credit and standby letters of credit and may involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the consolidated balance sheet. The contract amounts of these instruments reflect the extent of involvement the Company has in these financial instruments.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for unused lines of credit and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments as it does for on-balance-sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Company upon extension of credit is based on management's credit evaluation of the counterparty.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers.

The estimated fair values of the Company's financial instruments were as follows (in thousands):

	At December 31, 2002		At December 31, 2001	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:				
Cash and cash equivalents	$ 5,447	5,447	3,253	3,253
Time deposits	1,153	1,153	1,182	1,182
Securities available for sale	19,971	19,971	3,767	3,767
Loans receivable	51,019	51,452	51,202	51,863
Loans held for sale	1,126	1,126	-	-
Accrued interest receivable	453	453	341	341
Federal Home Loan Bank stock	375	375	295	295
Financial liabilities:				
Deposits	69,440	69,973	52,863	53,298
Federal Home Loan Bank advances	2,900	3,277	2,000	2,244
Other borrowings	1,459	1,459	1,292	1,292
Corporate debentures	3,167	3,167	-	-

(continued)

(11) Financial Instruments, Continued

Standby letters of credit and unused lines of credit typically result in loans with a market interest rate when funded. A summary of the amounts of the Company's financial instruments, with off-balance-sheet risk follows at December 31, 2002 (in thousands):

	Contract Amount	Carrying Amount	Estimated Fair Value
Unused lines of credit	$ 10,341	-	-
Standby letters of credit	$ 201	-	-

(12) Stock Options

The Company has granted options to purchase shares of the Company's common stock. The options have a term of ten years and vest between four and five years. A summary of stock option transactions follows:

	Number of Shares	Per Share Option Price
Outstanding at December 31, 2000	59,500	$ 10
Options granted	58,750	10
Outstanding at December 31, 2001 and 2002	118,250	$ 10

The weighted-average remaining contractual life of the outstanding stock options at December 31, 2002 and 2001 was 89 months and 101 months, respectively.

These options are exercisable as follows:

Year Ending	Number of Shares	Weighted-Average Exercise Price
Currently	65,500	$ 10
2003	21,750	10
2004	18,500	10
2005	12,500	10
	118,250	$ 10

(continued)

(12) Stock Options, Continued

The Company accounts for their stock option plans under the recognition and measurement principles of APB No. 25 and related Interpretations. No stock-based employee compensation cost is reflected in net earnings (loss), as all options granted under those plans had an exercise price which approximated the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net earnings (loss) and earnings (loss) per share if the company had applied the fair value recognition provisions of FASB No. 123 to stock-based employee compensation (in thousands, except per share amounts).

	Year Ended December 31,	
	2002	2001
Net earnings (loss), as reported	$ 50	(154)
Deduct: Total stock-based employee compensation determined under the fair value based method for all awards, net of related tax effect	70	79
Proforma net loss	$ (20)	(233)
Basic earnings (loss) per share:		
As reported	$ .07	(.20)
Proforma	$(.03)	(.31)
Diluted earnings (loss) per share:		
As reported	$ .12	(.20)
Proforma	$ .04	(.31)

The fair value of each option granted in 2001 was $3.79. There were no options granted in 2002. The fair value of each option grant is estimated on the date of grant using the minimum value method with the following assumptions:

	2001
Risk-free interest rate	5.0%
Dividend yield	0%
Expected volatility	0%
Expected life in years	10 years

(continued)

(13) Related Party Transactions

In the ordinary course of business, the Company has granted loans to and accepts deposits from principal officers and directors and their affiliates. These are summarized as follows (in thousands):

	Year Ended December 31, 2002	2001
Loans:		
Beginning balance	$ 112	-
Additions	75	112
Repayments	(77)	-
Ending balance	$ 110	112
Deposits at end of year	$ 524	404

(14) Legal Contingencies

Various legal claims also arise from time to time in the normal course of business which, in the opinion of management, will have no material effect on the Company's consolidated financial statements.

(15) Credit Risk

The Company grants the majority of its loans to borrowers throughout Miami-Dade County, Florida. Although the Company has a diversified loan portfolio, a significant portion of its borrowers' ability to honor their contracts is dependent upon the economy in Miami-Dade County, Florida.

(16) Regulatory Matters

Banking regulations place certain restrictions on dividends and loans or advances made by the Bank to the Company.

The Bank is subject to various regulatory capital requirements administered by the regulatory banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgements by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and percentages (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 capital (as defined) to assets (as defined). Management believes, as of December 31, 2002 and 2001, the Bank met all capital adequacy requirements to which they are subject.

(continued)

(16) Regulatory Matters, Continued

As of December 31, 2002, the most recent notification from the regulatory authorities categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage percentages as set forth in the following tables. There are no conditions or events since that notification that management believes have changed the Bank's category. The Bank's actual capital amounts and percentages are also presented in the table (dollars in thousands).

	Actual		For Capital Adequacy Purposes		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	%	Amount	%	Amount	%
As of December 31, 2002:						
Total capital to Risk-Weighted assets	$ 7,735	14.77%	$ 4,190	8.00%	$ 5,237	10.00%
Tier I Capital to Risk-Weighted Assets	7,226	13.80	2,095	4.00	3,142	6.00
Tier I Capital to Total Assets	7,226	8.97	3,222	4.00	4,028	5.00
As of December 31, 2001:						
Total capital to Risk-Weighted assets	5,707	12.81	3,564	8.00	4,455	10.00
Tier I Capital to Risk-Weighted Assets	5,334	11.97	1,782	4.00	2,673	6.00
Tier I Capital to Total Assets	5,334	8.75	2,438	4.00	3,048	5.00

(continued)

(17) Earnings (Loss) Per Share

The following is a reconciliation of the numerators and denominators of the basic and diluted earnings (loss) per share computations ($ in thousands, except per share amounts).

	Year Ended December 31,					
	2002			2001		
	Earnings	Weighted-Average Shares	Per Share Amount	Earnings	Weighted-Average Shares	Per Share Amount
Basic EPS:						
Net earnings available to common stockholders.......	$ 50	757,000	$ .07	$ (154)	751,500	$ (.20)
Effect of dilutive securities-						
Incremental shares from assumed conversion of debentures..	51	71,978		-	-	
Diluted EPS:						
Net earnings available to common stockholders and assumed conversions	$ 101	828,978	$ .12	$(154)	751,500	$ (.20)

(18) Parent Company Only Financial Information

The Holding Company's unconsolidated financial information is as follows (in thousands):

Condensed Balance Sheets

	At December 31,	
	2002	2001
Assets		
Cash	$ 93	33
Time deposit	254	-
Investment in subsidiaries..................	7,810	5,961
Due from subsidiaries	1,240	881
Deferred tax asset	200	93
Other	265	76
Total assets..................	$ 9,862	7,044
Convertible debentures	3,167	-
Line of credit..................	-	600
Other liabilities	65	3
Stockholders' equity..................	6,630	6,441
Total liabilities and stockholders' equity	$ 9,862	7,044

(continued)

(18) Parent Company Only Financial Information, Continued

Condensed Statements of Operations

	Year Ended December 31, 2002	2001
Revenues	$ 32	44
Expenses	(192)	(119)
Loss before earnings (loss) of subsidiaries	(160)	(75)
Earnings (loss) of subsidiaries	210	(79)
Net earnings (loss)	$ 50	(154)

Condensed Statements of Cash Flows

	Year Ended December 31, 2002	2001
Cash flows from operating activities:		
Net earnings (loss)	$ 50	(154)
Adjustments to reconcile net earnings (loss) to net cash used in operating activities:		
Equity in undistributed (earnings) loss of subsidiaries	(210)	79
Net increase in due from subsidiaries	(359)	(298)
Net increase in deferred tax asset	(107)	(45)
Net increase in other assets	(189)	(76)
Net decrease in other liabilities	62	(1)
Net cash used in operating activities	(753)	(495)
Cash flows from investing activities:		
Investment in subsidiaries	(1,500)	(602)
Increase in time deposit	(254)	-
Net cash used in investing activities	(1,754)	(602)
Cash flows from financing activities:		
Net (decrease) increase in line of credit	(600)	600
Proceeds from the sale of subordinated debentures	3,167	-
Proceeds from issuance of common stock	-	235
Net cash provided by financing activities	2,567	835
Net decrease in cash and cash equivalents	60	(262)
Cash and cash equivalents at beginning of the year	33	295
Cash and cash equivalents at end of year	$ 93	33

FLORIDA SAVINGS BANCORP

Directors and Officers
Florida Savings Bancorp, Inc.

Board of Directors
Bernard Janis, Chairman
Victor Falk, Vice Chairman
David W. Bianchi
Robert L. Bonnet
Charles E. Cobb, Jr.
Norman S. Edelcup
Robert E. Gallaher
Sandra Goldstein
Kimberly Green
Jack Langer
Y. Judd Shoval
Gary P. Simon

Officers
Bernard Janis, Chairman & CEO
Robert L. Bonnet, President
David P. Stark, SVP/Chief Financial Officer
Dianna L. Romero, SVP/Corporate Sec. & Treas.
Norman S. Edelcup, SVP/Business Development

Directors and Officers
Florida Savings Bank

Board of Directors
Bernard Janis, Chairman
Victor Falk, Vice Chairman
David W. Bianchi
Robert L. Bonnet
Robert E. Gallaher
Sandra Goldstein
Jack Langer
Gary P. Simon

Officers
Bernard Janis, Chairman/CEO
Robert L. Bonnet, President/COO
David P. Stark, SVP/Chief Financial Officer
Dianna L. Romero, SVP/Corporate Sec. & Treas.
Mari Ferrer, VP, Branch Administration Manager
Patricia Milford, VP, Loan Operations Coordinator
Judith A. Douek, VP, Commercial Lending

Attorney
Muldoon, Murphy & Faucette LLP
5101 Wisconsin Avenue, NW
Washington, DC 20016

Auditor
Hacker, Johnson & Smith PA
4901 Northwest 17th Way, Suite 306
Fort Lauderdale, Florida 33309

Subsidiaries
Florida Savings Bank
FSB Development Corp.
FSB Insurance Agency, Inc.

Coral Way Branch
7171 Coral Way, Ste. 101
Miami, FL 33155
305.357.1625

Main Office
8181 SW 117 Street
Pinecrest, FL 33156
305.235.1750
800.383.0421

Sunny Isles Beach Branch
17395 North Bay Road
Sunny Isles Beach, FL 33160
305.937.2929

www.floridasavingsbank.com

FLORIDA SAVINGS BANCORP

8181 Southwest 117 Street, Pinecrest, Florida 33156

305.235.1750 / Fax: 305.235.3424

www.floridasavingsbank.com